John L. Reizian
Assistant Vice President and Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@lfg.com

VIA EDGAR

December 22, 2010

Ms. Ellen Sazzman, Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: LLANY Separate Account M for Flexible Premium Variable Life
      Lincoln Life & Annuity Company of New York (“LLANY”)
      File No. 333-170383; 811-08559; CIK: 0001051629
      Registration Statement on Form N-6
      Request for Acceleration

Dear Ms. Sazzman:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement as amended by Pre-Effective Amendment No.: 1 be accelerated to December 22, 2010, or as soon thereafter as practicable.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following:  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact John L. Reizian, Esquire at 860-466-1539 with any questions or comments regarding this Request.

Linocln Life & Annuity Company of New York                                                  Lincoln Financial Distributors, Inc.
(Depositor)                               (Principal Underwriter)

/s/ Joshua R. Durand                                                                                                /s/ Thomas F. Murray
_________________________                                                                          _____________________________
By:  Joshua R. Durand                                                                                                By:  Thomas F. Murray
       Assistant Vice President                                                                                             Vice President